

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Dayton Misfeldt
Interim Chief Executive Officer
SUNESIS PHARMACEUTICALS INC
395 Oyster Point Boulevard, Suite 400
South San Francisco, CA 94080

> **Re: SUNESIS PHARMACEUTICALS INC**
> **Registration Statement on Form S-4**
> **Filed December 22, 2020**
> **File No. 333-251567**

Dear Mr. Misfeldt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John McKenna